UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 11, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No X

Enclosure: Press release     ANGLOGOLD ASHANTI ANGLOGOLD ASHANTI - TROPICANA GOLD
PROJECT DEVELOPMENT APPROVED

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa \ Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG \ CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com
News Release
11 November 2010
Tropicana Gold Project Development Approved

Development of the Tropicana Gold Project in Western Australia has been approved by the
Boards of AngloGold Ashanti Ltd and Independence Group NL.

AngloGold Ashanti has a 70% interest in the Project, which is located 330 kilometres east-
northeast of Kalgoorlie in WA, and Independence Group has 30%.

The approved project will produce 3.45 million ounces of gold over a 10 year mine life at a cash cost of A$710-A$730/oz (US$696/oz-US$715/oz*). In the first three years of operation, gold production will be between 470,000-490,000 ozpa at a cash cost of A$580/oz-
A$600/oz (US$568/oz-US$588/oz*).

Capital expenditure, including pre-production operating costs, is estimated at A$690-A$740 million (Real) or A$725-A$775 million (Nominal – including escalation). At current exchange rates* this equates to US$676–US$725 million or US$711-US$760 million, respectively.
The higher production rate in the first three years will contribute to accelerated payback.

Discovered in a remote, barely-explored area not previously thought prospective for gold,
Tropicana is the most significant gold discovery in Australia for more than a decade. The
Tropicana Joint Venture’s first mover advantage has enabled it to peg the bulk of what is now recognised as a major new gold field.

Construction will begin in the June quarter of 2011 and first gold is anticipated in the
December quarter of 2013.

“Tropicana is the first of AngloGold Ashanti’s major gold discoveries to move into production,” said CEO Mark Cutifani. “We’re delighted to give the green light to its development.”

“This is a clear demonstration of the impact an innovative, results-driven exploration program can have on organic growth,” Cutifani said.

“It’s gratifying to be developing our own projects at a time when so many majors are forced to pay huge premiums to fill their project pipelines.”

The decision to commit to development follows the successful outcome of a Bankable
Feasibility Study (BFS) based on open cut mining of the Tropicana and Havana deposits.
The BFS does not take into account possible production from the Boston Shaker or Havana
Deeps deposits.

The approved project will utilise conventional drill and blast, truck and excavator open cut mining methods carried out by a mining contractor. The 5.8 million tonnes per annum capacity (fresh ore) process plant has been designed for water and energy efficiency, with the comminution circuit comprising two-stage crushing, high pressure grinding rolls and ball milling, followed by a carbon-in-leach circuit for gold recovery (see Figure 1).

The BFS was based on a Proved and Probable Reserve of 48 Mt grading 2.2 g/t for
3.4 million ounces of gold (see Table 1 in Appendices). The BFS mining inventory totalled
59 million tonnes grading 2.0 g/t for 3.8 million ounces.

Whilst the initial mine life is estimated at 10 years, the Joint Venture partners are confident this can be extended.

Step-out exploration drilling in late 2009 returned significant results from the Boston Shaker prospect, which lies approximately 360m north of Tropicana resource. Drilling to date has identified the faulted offset of Tropicana mineralisation over an 850m strike length and the mineralisation remains open at depth (see Figure 2).

An open pit scoping study based on data available to July 2010 has been completed on
Boston Shaker and indicates that an expansion to the current BFS open pit resource is highly likely. Boston Shaker progressed into full feasibility study in September 2010, with completion targeted for the first half of 2011.

Significant results were also received from the Havana Deeps prospect, which represents extensions of the Havana mineralised system external to the Havana open pit.

The recently-completed Havana Deeps scoping study, based on drilling data to the end of
July 2010, indicates the potential viability of underground mining at Havana Deeps (see
Figure 4).

Although it is too early to determine the scale or timing of underground mining, it could commence in parallel with open pit mining, once a suitable portal position is available in the open pit. It is anticipated that Havana Deeps will progress into a pre-feasibility study in early
2011.

The potential of Havana Deeps has been highlighted by a recent deep step-out exploration drill hole, which intersected the mineralised package at 1km depth, in excess of 2.1 km down plunge of the Havana open pit design. Assay results are awaited (see Figure 5).

Work is in progress to incorporate the results of the Boston Shaker and Havana Deeps scoping studies, along with subsequent drilling results, into a revised resource estimate by year-end.

Encouraging intersections have also been returned by recent infill RC drilling at the
Crouching Tiger Prospect, 250m south of the Havana South BFS pit outline, including
11m @ 5.27 g/t from 102m, 13m @ 1.47 g/t from 147m (including 7m @ 2.27g/t) and
10m @ 1.69 g/t (including 4m @ 3.24g/t). (Table 2; Figure 2)

In addition to the upside in the immediate mine area, the Joint Venture has more than
30 exploration targets within trucking distance of the mine, along with numerous anomalies on its 16,000 square kilometre tenement holding in the highly prospective Tropicana Belt
(see Figure 6).

Graham Ehm, EVP Australasia, said Tropicana would add to production from the 100%
owned Sunrise Dam mine to lift AngloGold Ashanti’s Australian gold output to 600,000 ounces per annum by 2014.

“Tropicana will rank as the fifth largest contributor to the company’s global production in its first three years and will double the operating cash surplus generated by the Australian region," Ehm said.

He said the Project would employ up to 550 people during construction, and up to
450 people during operations, as well as contributing an estimated A$836 million to the WA economy during construction and a further A$825 million during operations**.

Infrastructure will include 220 km of new road from Pinjin to the site, a sealed all-weather airstrip and development of a borefield 50 km from the mine site for water supply. The mine will operate on a fly-in, fly-out basis.

Tropicana was approved by the WA Minister for the Environment, the Hon Donna Faragher,
in October. Approval by the Federal Minister for Sustainability is anticipated by the end of the year.
*
The USD capex and cash costs were calculated an AUD:USD exchange rate of 0.98 (as at 5 November 2010)
**
Based on an independent study by Compelling Economics.

Project Summary
100% Project
70%
Project Approval
November 2010 November 2010
Construction Start
January 2011 January 2011
Capital Expenditure
A$690-A$740 million (Real) or
A$725-A$775 million (Nominal
– including escalation).
This equates to US$676–
US$725 million or US$711-
US$760 million, respectively.
A$483-A$518 million (Real) or
A$508-A$543 million (Nominal).

This equates to US$473-
US$508 million or US$498-
US$532 million respectively.
First Production
December quarter 2013 December quarter 2013
Plant Throughput
5.8 million tonnes per annum. 4.1 Mtpa
Head Grade
2.01 g/t 2.01 g/t
Gold Recovery
90.4% 90.4%
Average Annual
Production - LOM
330,000 – 350,000 ozpa 231,000 – 245,000 ozpa
Average Annual
Production– First 3 Years
470,000 – 490,000 ozpa 329,000 – 343,000 ozpa
Cash costs LOM
A$710/oz – A$730/oz
(US$696/oz-US$715/oz*)
A$710/oz-A$730/oz
(US$696/oz-US$715/oz*)
Cash costs – first 3 years
A$580/oz-A$600/oz
(US$568/oz-US$588/oz*)
A$580/oz–A$600/oz
(US$568/oz-US$588/oz*)
*
AUD:USD 0.98 (as at 5 November 2010)

Table 1: Tropicana Gold Project October 2010 Proved and Probable Reserve Classification
Category
Tonnes (Mt)
Gold Grade (g/t)
Contained Gold (Moz)
Proved                           24                          2.3                           1.8
Probable                        24                          2.1
1.6
Total                             48
2.2                           3.4
Proved and Probable Ore Reserves have been reported above break-even cut-off grade of 0.6 g/t for
Oxide (Transported, Saprolite) and Sap-Rock (also referred to as Transition) materials and 0.7 g/t for
Fresh material at a nominated gold price of US$880/oz and an exchange rate of 0.80 AUD:USD
(equivalent to A$1,100/oz) as specified in the Tropicana Gold Project Feasibility Study Charter (2009).
ES

Table 2: Crouching Tiger Drilling Results
Collar Information
Intercept Details
Hole               Easting
(m)
Northing
(m)
RL
(m)
Dip
(deg)
Azi
(deg)
From         To             Width
(m)
Au (g/t)
TFRC3301       649066.95         6760515.01        367        -61         319          121.00
including
122.00
173.00
including
180.00
131.00

126.00
182.00

182.00
10.0

4.0
9.0

2.0
1.69

3.24
1.09

1.86
TFRC3302       649138.92         6760439.65        370        -61         318          147.00
including
153.00
206.00
160.00

160.00
208.00
13.0

7.0
2.0
1.47

2.27
1.01
TFRC3303       648979.55         6760527.65        365        -60         317          91.00
including
93.00
102.00
including
102.00
109.00
98.00

97.00
113.00

106.00
111.00
7.0

4.0
11.0

4.0
2.0
1.1

1.36
5.27

1.08
25.2
TFRC3304       649086.03         6760430.89        370        -61         319          107.00
149.00
including
150.00
110.00
152.00

152.00
3.0
3.0

2.0
1.5
1.31

1.67

Intercept Parameters: Minimum intercept 2m @ 0.5g/t; Lower cut off grade 0.5g/t; Maximum
Consecutive Waste 2m; Minimum intercept grade 1.0g/t.

Figure 1: BFS Processing Plant Layout.

Figure 2: BFS pit design with gram x metre contours and showing significant intercepts at Boston Shaker and Havana South
(Crouching Tiger).

Figure 3: BFS 3D pit shells with Boston Shaker scoping study pits and Havana Deeps Target.

Figure 4: Havana Deeps Scoping Study Conceptual Underground Mine Design.

Figure 5: Havana Deeps cross section showing step-out hole.

Figure 6: Tropicana JV regional geochemical anomalies and significant drilling intercepts.

__________________________________________________________________________________________________________________
Contacts
Tel:
E-mail:
Andrea Maxey (Australia)
+61 (0) 8 9425 4603/ +61 (0) 400 072 199
amaxey@anglogoldashanti.com.au
Alan Fine (Media)
+27 (0) 11 637- 6383/ +27 (0) 83 250 0757
afine@anglogoldashanti.com
Stewart Bailey (Investors)
+1 212 836 4303 / +27 (0) 82 330 9628/ +1 646 338 4337
sbailey@anglogoldashanti.com

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to
AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the United States on April 19, 2010 and as amended on May 18, 2010.
AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors”
tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
JORC Compliance: The information in this report that relates to Ore Reserves is based on information compiled by Marek Janas, a full time employee of
AngloGold Ashanti Australia Ltd, who is a member of the AusIMM. Marek Janas has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the JORC Code. Marek Janas consents to the release of this reserve based on the information in the form and context in which it appears.
The information in this report that relates to Mineral Resources is based on information compiled by Mark Kent, a full-time employee of AngloGold Ashanti
Australia Ltd, who is a member of the AusIMM. Mark Kent has sufficient experience relative to the type and style of mineral deposit under consideration, and to the activity which has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004 Edition of the
JORC Code. Mark Kent consents to the release of this resource based on the information in the form and context in which it appears.
The information in this report that relates to Exploration Results is based on information compiled by Mark Doyle, a full-time employee of AngloGold
Ashanti Australia Ltd, who is a member of the AusIMM. Mark Doyle has sufficient experience relative to the type and style of mineral deposit under consideration and to the activity that has been undertaken, to qualify as a Competent Person (or Recognised Mining Professional) as defined in the 2004
Edition of the JORC Code. Mark Doyle consents to the release of this resource based on the information in the form and context in which it appears.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: November 11, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary